Mail Stop 3561
            December 22, 2005

Via Fax and U.S. Mail

Angeliki Frangou
Chief Executive Officer
Navios Maritime Holdings, Inc
67 Notara Street
Pireaus, Greece 185 35

Re: 		Navios Maritime Holdings, Inc.
		Registration Statement on Form F-1, Amendment No. 1
		File no. 333-129382
      Filed November 2, 2005

Dear Ms. Frangou:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form F-1

Description of Securities, page 89

1. Your response to our prior comment 29 indicates that exhibit
10.8
was filed as an exhibit. Please file this exhibit in Edgar with your next amendment.


Summary Consolidated Financial Data, page 4
Selected Consolidated Financial Data, page 20

2. Revise to label the financial information presented for all periods prior to the August 25, 2005 merger transaction as that of the "predecessor" entity.

3. The basic and diluted earnings per share information presented for the predecessor entity appears to be in error as it is based on the accounting acquirer`s outstanding common shares. Please revise the predecessor entity`s earnings per share computations so that they are based on the predecessor entity`s outstanding shares rather than the accounting acquirers. Also, pro forma earnings per share information, giving effect to the acquisition transaction, should be presented only for the latest fiscal year and subsequent interim period presented. The "Income (loss) per common share for successor, pro forma for predecessor, and the "Book Value per common share" information included in the "Other Financial Data" for all historical periods should also be similarly revised or deleted.


For the combined nine month period ended September 30, 2005 compared to the nine months ended September 30, 2004, page 36
Depreciation and Amortization, page 38
Net Interest Expense, page 38

4. Revise to quantify the expected annual impact that the increased depreciation and amortization expense and increased interest expense resulting from the merger transaction will have on the Company`s future results of operations.


Dividend Policy, page 49

5. Revise to disclose the aggregate dollar amount of the dividend that the Company expects to declare in respect to the fourth quarter of 2005.



Unaudited Pro Forma Consolidated Statement of Operations
Nine months ended September 30, 2005, page 78
Year ended December 31, 2004, page 79

6. Please revise to reflect the pre and post-merger results of operations of Navios in separate columns in the pro forma statement of operations. The amounts reflected in each column should be labeled as those of the predecessor and successor entities and should agree to the amounts reflected in Navios` interim financial statements included on page F-4.

7. Refer to footnote (e) - Based upon the disclosures provided in footnote (e) we are unable to determine how the pro forma adjustments to depreciation and amortization expense for both the year ended December 31, 2004 and the nine months ended September 30, 2004 were calculated or determined. Please provide further explanation in footnote (e) explaining how these adjustments were calculated or determined. A chart showing the amount of the adjustment for each period for each category of assets acquired should be included as part of your revised disclosure.

8. Refer to footnote (f) - We are unable to determine how your pro forma adjustments to interest expense for the year ended December 31,
2004 and the nine months ended September 30, 2005 were calculated or determined. Please revise to disclose both the amount of the adjustment associated with the new debt obtained to fund the merger and the debt of Navios that was repaid. Also, disclose the significant assumptions (i.e., interest rate and balance of debt) used to calculate the adjustments associated with both the debt obtained to fund the merger and the debt repaid.

9. Your pro forma basic and diluted earnings per share for the nine months September 30, 2005 appear to be in error based on the basic and diluted weighted average number of shares disclosed on page 78.
It appears these amounts should be $.69 and $.56, respectively. Please advise or revise as appropriate.


Other

10. Explain in notes to the pro forma financial information why adjustments for the tax affects of the pro forma adjustments have not been provided.






Navios Maritime Holdings Inc. Interim Financial Statements
Consolidated Statements of Operations, page F-4
Note 10:  Earnings per share, page F-19

11. The basic and diluted earnings per share presented for the predecessor entity are incorrect as they are based on the outstanding shares of the accounting acquirer, ISE, rather than on the predecessor entity`s outstanding common shares. Please revise the earnings per share amounts presented for all periods prior to the merger so that they are based on the outstanding common shares of the predecessor entity. The disclosures of earnings per share and book value per share information for the predecessor entity included in your Summary and Selected Financial Data on pages 6 and 20 should be similarly revised.


Consolidated Statements of Cash Flow, page F-5

12. Please explain why the cash purchase price for Navios and the related borrowings obtained to fund the merger are not reflected as cash flows from investing and financing activities respectively in the consolidated statement of cash flows for the successor entity. Also, please explain the nature of the line item described as "cash received in downstream merger" that is reflected as a financing activity in the consolidated statement of cash flows for the successor entity.


Consolidated Statements of Stockholders` Equity, page F-6
Note 10:  Earnings per Share, page F-19

13. We note the following disclosure in the paragraph following the consolidated statements of stockholders` equity of Navios for the nine months ended September 30, 2005 and in Note 10:

The downstream merger of ISE with and into Navios as described in
Note 2 resulted in Navios shares to reflect those issued by ISE. Accordingly, the common stock issued and outstanding is 39,900,000 and is treated as a stock split for purposes of the disclosure and EPS calculations.

Please explain your basis under generally accepted accounting principles for reflecting ISE`s outstanding shares as a stock split.
Please note that we do not understand why you believe it is appropriate to reflect ISE`s outstanding shares as those of Navios for periods prior to the merger transaction on August 25, 2005, since
Navios was not owned or acquired by ISE until this time. Please advise or revise as appropriate. We may have further comment upon receipt of your response.


Note 2:  Acquisition/Reincorporation, page F-7

14. We note that you have presented pro forma information in Note
2
on page F-10 giving effect to the acquisition of Navios and the related financing transactions as if they had occurred at the beginning of 2005. Please revise to also disclose pro forma results of operations for the comparable periods of the prior year giving effect to these transactions as if they had occurred at the beginning of that period. See Rule 10-01(b)(4) of Regulation S-X and paragraph
58b of SFAS No.141.


Navios Maritime Holdings Inc. December 31, 2004 Financial
Statements
Consolidated Statements of Operations, page F-24

15. Please revise to disclose the Company`s historical earnings per share for all periods presented.


Notes to the Consolidated Financial Statements, page F-27
Note 2:  Summary of Significant Accounting Policies, page F-27
Revenue and Expense Recognition, page F-32
Revenue Recognition, page F-32

16. We note your response to our prior comment number 35. Please revise Note 2 to include a statement indicating that the impact of not recognizing voyage expenses as incurred was not material to the
Company`s financial statements for any of the periods presented. This disclosure should also be provided in the notes to the Company`s interim financial statements.


Note 16:  Commitments and Contingencies, page F-51

17. Please revise Note 16 to your financial statements to disclose the amount of your potential exposure to loss resulting from pending litigation and the amount of the related accruals that have been established. If no estimate of the exposure to loss can be made, please include a statement to that effect in the notes to your financial statements. Refer to the requirements of paragraphs 9 and
10 of SFAS No.5.


International Shipping Enterprises Inc.
Balance Sheet, page F-56

18. Please revise to eliminate the paragraph preceding the balance sheet presented on page F-56.

		As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Heather Tress, Staff Accountant, at (202)
551-
3624, or me, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini at (202) 551-3334, Attorney-Advisor, or H.
Christopher Owings, Assistant Director, at (202) 551-3725 with any other questions.

      				Sincerely,



      				Linda Cvrkel
      				Branch Chief

Cc:	Todd Mason
	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
	Fax (212) 983-3115
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Angeliki Frangou
Navios Maritime Holdings, Inc.
December 22, 2005
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